June 17, 2005

Mail Stop 6010



Dr. Adya S. Tripathi
President and Chief Executive Officer
Tripath Technology, Inc.
2560 Orchard Parkway
San Jose, California 95131

      Re:	Tripath Technology, Inc.
      Amendment No. 1 to Registration Statement on Form S-1
      Filed June 6, 2005
		File No. 333-123551

Dear Dr. Tripathi:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A

Prospectus Summary, page 1

Recent Developments, page 1
1. We note your intent from your response letter dated June 13,
2005,
to include a statement that your disclosure controls and
procedures
"appear to have been inadequate" in the amendments to your Form
10-Q
for the quarters ended March 31, June 30 and December 31, 2004 and the Form 10-K/T for the nine months ended September 30, 2004. Please be advised that your disclosure should state, in clear and unqualified language, the conclusions reached by your certifying officers on the effectiveness of your disclosure controls and procedures. It is unclear from the language you have proposed whether your certifying officers have reached a conclusion that the company`s disclosure controls and procedures were effective as of the
end of the respective periods.  Alternatively, if true, you can state
that given the identified circumstances, your disclosure controls
and
procedures are not effective.  Refer to the guidance in Item 307 of
Regulation     S-K.
2. Quantify the impact of the restatement of your financial
statements.
3. We note from your response to comment 30, you state that the
Audit
Committee`s internal investigation has concluded.  In addition, from
your Form 8-K filed May 11, 2005 and Form 10-Q filed for the quarterly period ended March 31, 2005, you and your auditors have concluded that the adjustments for the periods relating prior to 2003 are not material after considering both qualitative and quantitative factors and you and your auditors are currently assessing whether you will restate the 2003 financial statements for the adjustments found.
Revise this section and all applicable sections of your filings to update the reader as to the current status of your investigation and the results of your investigation for the periods presented prior to
2004. Also, please provide us with your analysis of materiality based on your review of qualitative and quantitative factors prepared in accordance with SAB 99 for those periods prior to 2004.
4. You state on page 6 that you have not filed the amended periodic reports to reflect your initial and additional restatements. Please file all amended periodic reports before effectiveness of your Registration Statement.

Summary Consolidated Financial Data, page 4

5. We note in the tables on pages 5 and 22 that you have not indicated that financial information for the six months ended March
31, 2004 is restated. We understand that due to the change in your year-end from December 31 to September 30, financial information for this particular period has not been previously reported; however, you have previously disclosed quarterly information which when summarized would not equal the amounts disclosed for the six months ended March
31, 2004. Please revise to label the column including the six months ended March 31, 2004 on pages 5 and 22 as restated.
6. In your tables on pages 5 and 22, we note that you reflect the changes in your reserve for slow-moving, excess and obsolete inventory separately. Although we do not object to you presenting your inventory provisions or write-downs in a separate line item from cost of revenue, the reduction to the reserve as a result of the sale of inventory previously written down to net realizable value should be presented within cost of revenue. When inventory is written down to its net realizable value, you establish a new cost basis which is not subsequently increased. As such, revise your table and elsewhere as necessary to include the credit of $1.4 million within cost of revenue. Your Management`s Discussion and Analysis should discuss the improvement of gross margin for the six months ended March 31, 2005 as attributable to the sale of inventory that was previously written down to its estimated net realizable value. Refer to the guidance provided in SAB Topic 5.BB.

Capitalization, page 20

7. It appears that the amount of long-term debt, net of current portion, on your capitalization table on page 20 may include deferred rent. Please revise or advise us.
Management`s Discussion and Analysis, page 24

Liquidity and Capital Resources, page 29

8. We note your response to comment 14. On page 32 you state that as of December 31, 2004 that your existing working capital may not be sufficient to meet your operating needs for the next twelve months and additional financing is needed to fund current working capital needs. In this regard, please revise your liquidity and capital resources section to describe a viable plan that removes the threat of the continuation of the business which should include the information you have provided in your response and other sources of liquidity available to you. Refer to FRC 607.02 and SAS 34.

Principle and Selling Stockholders, page 57
9. We note your response to comment 16. See Rule 13d-3 for the definition of beneficial ownership, and identify any person who has or shares voting and/or investment power over the shares held by each entity in the table.

Annual Financial Statements

General

10. Provide a currently dated and signed consent from your independent accountants with the filing of your next amendment to the
Registration Statement.

Note 9:  Restatement of Previously Reported Annual and Interim
Financial Information, page F-26

11. We note your disclosure on page 2 in the third full paragraph which begins, "In addition to SAB 104, our revenue recognition policy...."  Please revise your document here and elsewhere as necessary to indicate that your policy is in accordance with SAB
104.
For example, we would not object to beginning the sentence with, "Pursuant to SAB 104" or "In accordance with" in lieu of "In addition to..."
12. We note your response to comment 30. You state that your investigation included an audit of all point-of-sales reports issued by Macnica as well as your Korean distributor from October 2001 through March 2005. Tell us why your investigation was limited to Macnica and your Korean distributor and not all of your distributors during the time period under investigation. Please be detailed in your response.

Interim Financial Statements

13. Provide a Statement of Stockholders` Equity as there were significant changes to your equity accounts since year-end.

Notes to Condensed Interim Consolidated Financial Statements

Note 8:  Inventories, page F-44

14. Revise here and elsewhere as necessary to remove language that refers to a reversal of the inventory reserve. Inventories are not subsequently marked up based on changes in facts and circumstances.
Please make reference to our other comment issued on your Summary
Financial Data.

Note 9:  Warrant Liability, page F-44

15. Revise here and elsewhere to refer to the revaluing of the warrants to fair value between the periods presented as "change in fair value on revaluation of warrant liability."




Note 12:  Commitments and Contingencies, page F-46

16. We note your disclosure that management has concluded that there are no pending claims that the outcome of which is expected to result in a material adverse effect on your financial position or results of operations. Please revise this note to reference to your disclosures in Notes 13 and 15.
17. Please delete the cross reference to Item 9A in the last paragraph under Changes in and Disagreements with Accountants as this item is not included in the filing.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Thomas Dyer at (202) 551-3641 or Michelle
Gohlke at (202) 551-3327 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3800 with any other questions.

      					Sincerely,



      					Peggy Fisher
								Assistant Director


cc (via facsimile):  David J. Segre, Esq.

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Dr. Adya S. Tripathi
Tripath Technology, Inc.
June 17, 2005
Page 1